UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of June 2021

Commission File Number: 001-38376

Central Puerto S.A.
(Exact name of registrant as specified in its charter)

Port Central S.A.
(Translation of registrant’s name into English)

Avenida Thomas Edison 2701
C1104BAB Buenos Aires
Republic of Argentina
+54 (11) 4317-5000
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ☒     Form 40-F    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    ☐     No    ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    ☐     No    ☒

City of Buenos Aires, June 14, 2021

BOLSAS Y MERCADOS ARGENTINOS S.A. (“BYMA”)
Sarmiento 299
City of Buenos Aires

COMISIÓN NACIONAL DE VALORES
25 de Mayo 175
City of Buenos Aires

MERCADO ABIERTO ELECTRÓNICO S.A.
San Martín 344
City of Buenos Aires

Ref.: Central Puerto S.A. – Partial payment and refinancing of debt under the terms of Communication “A” 7106 of the BCRA, modified by Communication “A” 7230 of the BCRA.

Dear Sirs,

I am pleased to address you, in my capacity as Head of Market Relations of Central Puerto S.A. (the “Company”), located at Avenue Thomas Edison 2701, City of Buenos Aires, in relation to the Loan Agreement that the Company signed on June 12, 2019 with Citibank N.A., JP Morgan Chase Bank N.A. and Morgan Stanley Senior Funding INC. for an amount of U$S 180 million (the “Loan”) in order to finance the acquisition of the Brigadier López plant (and has been subsequently refinanced through amendments dated December 22, 2020 and January 20, 2021, the “Loan”).

In compliance with the provisions of Communication “A” 7106 of the BCRA, modified by Communication “A” 7230 of the BCRA, the Company has submitted to the Central Bank of the Argentine Republic (“BCRA”) a new amortization schedule for the Loan, which comprises the refinancing of the third repayment installment of the Loan for the sum of U$S 36 million that were due today and has not been paid by the Company, which constitutes an "Event of Default" under Section 8.1 (a) of the Loan.

However, the Company is negotiating in good faith with its creditors certain modifications to the Loan, to allow the Company to comply with an amortization schedule in accordance with the aforementioned BCRA’s regulations.

  We believe that the Company has a solid liquidity position and repayment capacity, being in this negotiation to comply with the provisions for the exchange market’s access established in the BCRA’s regulations, reason for which the Company hopes to reach an agreement with its Loan’s creditors soon.

Your sinceresly,

Leonardo Marinaro
Head of Market Relations
CENTRAL PUERTO S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Central Puerto S.A.

Date: June 14, 2021	By:	/s/ Leonardo Marinaro
	Name:	Leonardo Marinaro
	Title:	Attorney-in-Fact